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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altegris Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 400
(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter B Galligan (858) 459-7040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst &Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa Street, Suite 500	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 09 2014
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/17/14

4/17/2014

OATH OR AFFIRMATION

I, Jon C. Sundt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altegris Investments, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA RUBIO
Commission # 2002772
Notary Public - California
San Diego County
My Comm. Expires Jan 29, 2017

Signature

President & Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Altegris Investments, Inc.
Statement of Financial Condition
(SEC Identification No. 8-24931)
As of December 31, 2013
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

EY

Building a better
working world

Altegris Investments, Inc.

Financial Statement

As of December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Altegris Investments, Inc.

We have audited the accompanying statement of financial condition of Altegris Investments, Inc. as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (financial statement).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Altegris Investments, Inc. as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

Ernst & Young LLP

April 2, 2014

Altegris Investments, Inc.

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 1,590,730
Accounts receivable	24,498
Due from related parties	340,002
Prepaid expenses	123,438
Refundable deposits	25,000
Deferred federal income tax assets, net	7,048,103
Deferred state income tax assets, net	1,137,128
Total assets	$ 10,288,899
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and other payables	$ 762
Due to related parties	49,383
Commissions payable	713,930
Accrued expenses	376,574
Total liabilities	1,140,649
Stockholder's equity:	
Common stock, no par value, authorized, 1,000 shares; issued and outstanding, 270 shares	–
Additional paid-in capital	10,022,312
Accumulated deficit	(874,062)
Total stockholder's equity	9,148,250
Total liabilities and stockholder's equity	$ 10,288,899

See accompanying notes to financial statements.

Altegris Investments, Inc.

Notes to Statement of Financial Condition

December 31, 2013

1. Organization and Business

Altegris Investments, Inc. (the Company or Altegris Investments) was incorporated on June 19, 1975. The Company was a wholly owned subsidiary of Altegris, L.L.C. (Former Parent) prior to December 31, 2010.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). Its primary activity is marketing alternative investment funds, including alternative strategy mutual funds and privately offered hedge funds and commodity funds. Prior to February 2011, the Company was also registered with the Commodity Futures Trading Commission (CFTC) as a futures introducing broker and commodity trading advisor, and a member of the National Futures Association (NFA). The Company withdrew its CFTC registrations (effective February 5, 2011) and its NFA membership (effective February 4, 2011) following a restructuring of the Company and its affiliates, effective on or about January 1, 2011, whereby business activities requiring CFTC registration and NFA membership were transferred and assigned from the Company to certain affiliates with the requisite CFTC and NFA registrations and memberships.

The Company does not carry or clear customer accounts and, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC.

On December 31, 2010, Genworth Financial, Inc. (Genworth Financial) acquired 100% of the equity interests in each of six wholly owned subsidiaries of the Former Parent: Altegris Investments, Altegris Advisors, L.L.C. (Altegris Advisors), Altegris Portfolio Management, Inc. (dba Altegris Funds) (Altegris Funds), Altegris Services, L.L.C. (Altegris Services), Altegris Clearing Solutions, L.L.C. (Altegris Clearing Solutions), and Altegris Futures, L.L.C. (collectively, Altegris Entities or Altegris). The acquisition of the Altegris Entities was accounted by Genworth Financial under the purchase method of accounting. Genworth Financial elected to apply push-down accounting for this acquisition whereby the total consideration was allocated to the Company based on the relative fair value of the Company in relation to the relative fair value of all the Altegris Entities as of December 31, 2010.

Effective October 1, 2012, Genworth Financial effected an internal realignment of certain of its direct and indirect wholly owned subsidiaries, including the Altegris Entities other than the Company. As a result, and without material change in the ultimate ownership, management or operational control of such other Altegris Entities, all ownership interests of Altegris Entities, other than the Company, were contributed by Genworth Financial to Altegris Holdings, Inc. (Altegris Holdings, hereafter included as among the Altegris Entities or Altegris), a

newly formed and wholly owned subsidiary of AssetMark Holdings, Inc., which at that time was wholly owned by Genworth Financial. (AssetMark Holdings, Inc. was subsequently renamed Altegris Holdings II, Inc. to distinguish Altegris' businesses and Genworth Financial Wealth Management, which was itself renamed to Assetmark, Inc. in November 2013). In respect of the Company, certain FINRA regulations required that FINRA grant its approval before Genworth Financial could contribute all ownership interests of the Company to Altegris Holdings. FINRA granted such approval on March 3, 2013, and thereafter, Genworth Financial contributed all ownership interests of the Company to Altegris Holdings on March 27, 2013.

On March 27, 2013, Aquiline Capital Partners, LLC, a New York-based private equity firm investing in the financial services sector, and Genstar Capital, LLC, a middle market private equity firm based in San Francisco, announced that they agreed to acquire Genworth Wealth Management from Genworth Financial for $412.5 million. The sale by Genworth Financial included both of the Genworth Wealth Management's businesses: Genworth Financial Wealth Management, a turnkey asset management and consulting platform, and Altegris' businesses, a group of affiliated companies including the Company, that provides premier alternative investments. The transactions were structured as a stock sale and were closed on August 30, 2013 (the Closing Date). FINRA's approval of the transaction in respect of the Company was granted on August 8, 2013.

On the Closing Date, the Altegris Entities, including Altegris Investments, were acquired and became wholly owned and controlled by (i) private equity funds managed by Aquiline Capital Partners, LLC and its affiliates (Aquiline), (ii) private equity funds managed by Genstar Capital, LLC and its affiliates (Genstar), and (iii) certain senior management of Altegris and other affiliates under common control of Aquiline and Genstar. The investment vehicle through which Aquiline, Genstar, and certain other senior management of Altegris and other affiliates own and control the Company is referred to herein collectively as the "Parent."

This acquisition was recorded under the purchase method of accounting. The management of Altegris business did not elect to apply push-down accounting, and therefore certain assets were written off on the Company's statement of financial condition as of August 31, 2013. The fair value of the Altegris business was recognized on the statement of financial condition of the acquiring company, AqGen Liberty Acquisition, Inc. (the Buyer or ALA). The Company's additional paid-in capital was reset to reflect the investment by Altegris Holdings as of August 31, 2013. The Company further distributed fixed assets to Altegris Holdings, and Altegris Holdings contributed these assets to Altegris Services as of August 31, 2013.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements as changes occur.

Cash and Cash Equivalents

Certificates of deposit, money market funds, and other time deposits with original maturities of 90 days or less are considered cash equivalents in the statement of financial condition and the statement of cash flows. The Company has cash in banks in excess of the Federal Depository Insurance Commission (FDIC) insurance coverage of $250,000. At December 31, 2013, the Company had $1,340,730 in excess of this requirement.

Accounts Receivable

Accounts receivable represent commissions receivable from marketing privately offered commodity funds and third-party funds and are carried at their estimated collectible amounts. Management assessed the collectibility of these accounts and determined that no allowance for doubtful accounts was needed as of December 31, 2013. The Company had no write-offs of any accounts receivable in the year ended December 31, 2013.

Income Taxes

For the period January 1 through August 30, 2013, the Company was included in the consolidated federal income tax return and combined/unitary state income tax returns of Genworth Financial, and prior to August 30, 2013, was subject to a tax-sharing arrangement that allocated tax on a separate company basis, but provided benefit for current utilization of losses and credits. Effective August 31, 2013, the Company will be included in the consolidated federal and states income tax returns of AqGen Liberty Management I, Inc., an affiliate of the Parent (Note 1). The consolidated amount of current and deferred tax expense for a group that files a consolidated tax return is allocated among the members of the group when those members issue separate financial statements. The Company is allocated consolidated tax expense or benefit, current and deferred, by the group, based on what the Company's current and deferred tax expense would have been had the Company filed a separate tax return.

Income taxes are determined under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax return consequences of events that have been reported in the financial statements. Under this method, deferred tax assets and liabilities (net of valuation allowances) are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to apply in the years in which the temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the year that includes the enactment date. A valuation allowance is recorded to the extent management believes it is likely that all or a portion of the net deferred tax asset will not be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

3. Income Taxes

The following tables present deferred tax assets attribution and components as of December 31, 2013:

Deferred tax assets are attributable as follows:	
Goodwill	$ 3,803,103
Other intangible assets	3,182,726
Net operating loss (NOL) carryforward	1,177,942
Accrued expenses	21,460
	$ 8,185,231

The abovementioned deferred tax assets related to goodwill and other intangible assets are based on the tax bases of those assets. Their financial reported bases were written off as of August 31, 2013 as described in Note 1.

There are no recorded deferred tax liabilities.

Deferred tax assets are presented in the statement of financial condition as follows:	
Deferred federal income taxes, net	$ 7,048,103
Deferred state income taxes, net	1,137,128
	$ 8,185,231

In connection with the August 31, 2013 acquisition (Note 1), the Company acquired federal ($2.9 million) and state ($13.4 million) NOLs. Based on certain federal and state annual limitations associated with utilizing acquired NOLs against post acquisition income, a benefit was recognized on only $1.8 million of these NOLs. This resulted in the non-recognition of tax benefits approximating $1.0 million.

Management believes it is more likely than not that the results of future operations, including those of affiliates included in the consolidated group tax return filing (Note 2), will generate sufficient taxable income to realize the recorded deferred tax assets. Therefore, the Company has not recorded a valuation allowance as of December 31, 2013. The recorded valuation allowance of $380,326 as of December 31, 2012, in addition to an increase of $164,765 recorded during the period January through August 2013, has been reversed and credited to the provision.

Approximately $2.3 million of the Company's NOL is being utilized during 2013 by affiliates included in the consolidated group tax return filings as of December 31, 2013. As of December 31, 2013, the Company has recorded a receivable included in due from related parties of $223,997 for the utilization that arose during 2013. Expiring through 2033, approximately $3.0 million of the Company's NOL remains available to reduce future federal and state income taxes of the Company (and its affiliates included in the consolidated tax filing).

As of December 31, 2013, management has determined that all benefits associated with positions taken for income tax purposes would, more likely than not, be sustained upon review by the taxing authorities and therefore has not recorded a liability for unrecognized tax benefits. There were no tax-related interest or penalties incurred during 2013. Income tax returns have been timely filed in the U.S. federal jurisdiction and various states. There are no tax examinations currently in process, and there are no open tax years prior to 2010.

4. Related-Party Transactions

The Company entered into an expense allocation agreement with Altegris Services, an affiliate of the Company, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by Altegris Services in support of operations of the Company or the financial products the Company recommends. These expenses generally consist of marketing, legal, rent, travel, and other general and administrative services. The payable due to related parties includes a payable to be paid to Altegris Services in connection with these services, totaling $47,611.

Altegris Funds is the general partner for five privately offered commodity pools and is registered with the CFTC as a Commodity Pool Operator and is a member of the NFA. The Company, as a selling agent, receives 2% per annum as continuing compensation for Class A interests sold that are outstanding at month-end directly from the five commodity pools. The receivable from related parties includes a receivable for continuing compensation totaling $94,941.

5. Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2013, the Company had net capital and net capital requirements of $475,081 and $76,043, respectively, and the Company's net capital ratio (aggregate indebtedness to net capital) was 2.40 to 1.

6. Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, due from related parties, prepaid expenses, refundable deposits, accounts payable and other payables, due to related parties, commissions payable, and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

7. Contingencies

Currently, management is not aware of any pending or threatened legal actions against the Company. In the future, the Company may become subject to such legal actions, which arise in the normal course of business. The Company expenses related legal fees as incurred.

8. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk. The Company records transactions on a trade-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2013, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2013.

9. Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through April 2, 2014, the date the financial statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. No such events were identified.

altegris.

TRUSTED ALTERNATIVES.
INTELLIGENT INVESTING.

VIA FEDERAL EXPRESS

April 2, 2014

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Altegris Investments, Inc.
Annual Audited Financial Statements (SEC File Number: 8-24931)
December 31, 2013

Enclosed are two bound reports each of which includes:

- Originally executed copy of the Confidential Report Pursuant to Rule 17a-5(d) which includes the Report on Internal Accounting Control Required by SEC Rule 17a-5
- Originally executed copy of the Statement of Financial Condition as of December 31, 2013 for Altegris Investments, Inc.
- Originally executed copy of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures Pursuant to SEC Rule 17a-5(e)(4) for Altegris Investments, Inc. for the year ended December 31, 2013

Very truly yours,

Kenneth I. McGuire
Executive Vice President and Chief Operating Officer

EY
Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Altegris Investments, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Altegris Investments, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Altegris Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Altegris Investments, Inc.'s management is responsible for Altegris Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record (including the related check copy) noting no differences;

2. Compared the amounts reported on Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including relevant FOCUS reports and schedule derived from the general ledger) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

April 2, 2014

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